Exhibit 12.2
Calculation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
(in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2010		2009		2009		2008		2007	2006		2005

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investees	5,765		51,292		51,684		(37,042)		(248,419)	(8,211)		(11,299)

Fixed charges:
Interest expense (a)	100,921		72,092		106,798		101,132		82,987	26,465		21,666
Interest portion of rent expense (b)	7,304		7,325		9,316		8,555		4,064	2,689		2,283

Total fixed charges	108,225		79,417		116,114		109,687		87,051	29,154		23,949

Preference dividends	30,002		28,427		38,287		23,315		—	—		—

Total combined fixed charges and preference dividends	138,227		107,844		154,401		133,002		87,051	29,154		23,949

Total earnings (losses)	113,990		130,709		167,798		72,645		(161,368)	20,943		12,650

Ratio of earnings to combined fixed charges and preference dividends	0.8	x	1.2	x	1.0	x	0.5	x	—	0.7	x	0.5	x
Ratio of coverage deficiency	(c)						(c)		(c)	(c)		(c)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	For the nine months ended September 30, 2010, and for the years ended December 31, 2008, 2007, 2006 and 2005, our earnings were insufficient to fully cover our combined fixed charges and preference dividiends. The amount of the coverage deficiency in such periods was $24.2 million, $60.4 million, $248.4 million, $8.2 million and $11.3 million, respectively.